Exhibit (a)(3)




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March 25, 1999

TO:               UNIT HOLDERS OF  U.S. REALTY PARTNERS LIMITED PARTNERSHIP

SUBJECT:          OFFER TO PURCHASE UNITS

Dear Unit Holder:

         As described in the Offer to Purchase and related Letters of Transmittal (the "Offer"), MP VALUE FUND 4, L.P.; MP VALUE FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND, L.P.; MACKENZIE PATTERSON SPECIAL FUND 3, LLC; MACKENZIE PATTERSON SPECIAL FUND 4, LLC; and CAL KAN, INC. (collectively the "Purchasers") are offering to purchase up to 183,300 Depositary Unit Certificates of limited partnership interest (the "Units") in U.S. REALTY PARTNERS LIMITED PARTNERSHIP, a South Carolina limited partnership (the "Partnership") at a purchase price equal to:

                                 $5.00 per Unit

        The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in U.S. REALTY PARTNERS LIMITED PARTNERSHIP without the usual transaction costs associated with market sales or partnership transfer fees.

         After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (the green form) and Change of Address forms, an endorsed certificate (if you have a certificate for your Units) and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

MacKenzie Patterson, Inc.,
1640 School Street
Moraga, California 94556
Telecopy: (925) 631-9119

         If you do not have a certificate for your Units, return the other documents and so note on your Letter of Transmittal. If you have any questions or need assistance, please call the Depository at 800-854-8357.

               This Offer expires (unless extended) April 29, 1999




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